Protective Life Corporation
Post Office Box 2606
Birmingham, AL 35202
205-268-1000

Steven G. Walker
Senior Vice President, Controller
and Chief Accounting Officer
205-268-6775
Fax: 205-268-3541
Toll Free 800-866-3555
Email: steve.walker@protective.com

February 22, 2007

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NW
Washington, DC 20549

RE: Protective Life Corporation
Letter filed on February 21, 2007 regarding
Form 10-K for fiscal year ended December 31, 2005
File No. 001-11339

Dear Mr. Rosenberg:

Please note the letter to you filed on February 21, 2007 carried an incorrect date of February 21, 2006. The correct date of the letter is February 21, 2007.

If you have any questions you may contact me at (205) 268-6775 or Charles Evers, Vice President of Corporate Accounting, at (205) 268-3596.

Sincerely,

/s/ Steven G. Walker
Steven G. Walker
Senior Vice President, Controller
and Chief Accounting Officer